Via EDGAR
September 28, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Kevin W. Vaughn Accounting Branch Chief

Re:	First Horizon National Corporation (“FHN”, the “Company”, or “we”)
Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (“March 2010 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2010 (“June 2010 Form 10-Q”)
File No. 001-15185
Dear Mr. Vaughn:
We are in receipt of the letter, dated August 24, 2010, to William C. Losch III, Chief Financial Officer of FHN, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding our 2009 Form 10-K, March 2010 Form 10-Q, and June 2010 Form 10-Q. We appreciate the Staff’s careful review of our filings and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included each Staff comment below in boldface followed by our response. In many cases, our response includes an illustrative example of a future disclosure or disclosure enhancement. In such cases, the example is based on recent year-end or quarter-end data, and the precise language and substance of our actual future disclosure will depend upon the facts and circumstances at that future time.
Form 10-K
General
1.	Please refer to your response 1 of our letter dated May 18, 2010 and address the following:

a.	Your proposed revisions seem to include general, high-level discussions of your underwriting policies and procedures that could easily be applied to any lending institution that issues loans similar to yours. The purpose of our comment was to illicit disclosures that would provide transparency surrounding your specific underwriting policies and procedures such that investors and others would understand where the related risks are in your portfolio. Please revise future filings to provide an expanded discussion of your underwriting policies and procedures that specifically quantifies and discuss the criteria you use to underwrite loans specific to your portfolio, including legacy businesses.
Response:
FHN will supplement the additional disclosure proposed in our response letter dated June 23, 2010, which was included in our second quarter Form 10-Q for loan portfolios with significant balances during the last few years, including portfolios originated through our legacy businesses. The supplemental disclosure will be included in the Loan Portfolio Composition section of MD&A which began on page 78 of the second quarter Form 10-Q. Existing disclosure is provided below in italics with supplemental disclosure underlined.

Regarding the staff’s request for quantitative information, we have provided key underwriting metrics for major categories of our consumer portfolios. For our commercial portfolios, we have provided significant additional qualitative information. Underwriting of the commercial portfolio is dependent upon numerous factors, many of which are not quantitative. In our existing and proposed disclosures we have outlined respective types of ratios and measurements we use, but not the levels since commercial lending is more situation-specific than retail/consumer lending. Commercial credit underwriting involves a much higher degree of judgment versus consumer credit underwriting which uses widely known credit bureau scores as a basis for initial credit guidance. In commercial lending, there are numerous variables which factor into the final credit decision and those factors may be weighted differently dependent on idiosyncratic risk associated with the overall blend of those factors and the borrower’s circumstances. Examples of factors which may weigh in our approach and requirements are: the borrowing entity’s legal structure, domicile, ownership, sponsors and/or guarantors, industry, community impact, reputation, longevity, loan size, loan term, collateral package (often including guarantees, which may be secured), economic outlook, history with our institution, and competitive landscape for the borrowing entity. The range of factors that could be used is wide, not all factors figure into every lending decision, and many different factors or combinations of factors could be the key to any given lending decision.
In addition, at an appropriate introductory place in the MD&A we will add a contextual disclosure substantially similar to the following:
Starting in 2007 FHN’s underwriting and credit policies and guidelines evolved through a series of enhancements through which FHN has responded to dramatic changes in economic and real estate conditions in the U.S. As economic and real estate conditions develop, further enhancements to our underwriting and credit policies and guidelines may be necessary or desirable.
Commercial Loan Portfolios
FHN’s Commercial and Real Estate Loan Approval Process is defined by the granting of lending authority based upon job description, experience and performance. The lending authority is delegated to the line (Relationship Managers (RM), Portfolio Managers (PM) and Managers) and to credit administration. While individual limits vary, the predominant amount of approval authority is vested with the Credit Risk Manager function. Portfolio concentration limits for the various portfolios are established by Executive Management and approved by the Executive and Risk Committee of the Board.
C&I
The C&I portfolio was $7.0 billion as of June 30, 2010. This portfolio is comprised of loans used for general business purposes, diversified by industry type, and primarily composed of relationship customers in Tennessee and certain neighboring states that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit.
C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles. Underwriting typically includes due diligence of the borrower and the applicable industry of the borrower, analysis of the borrower’s available financial information, identification and analysis of the various sources of repayment, and identification of the primary risk attributes. Stress testing the borrower’s financial capacity, adherence to loan documentation requirements, and assigning credit risk grades using internally developed scorecards are also used to help quantify the risk when appropriate. Underwriting parameters also include loan-to-value ratios (“LTVs”) which vary depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Approval decisions also consider various financial ratios and performance measures, such as cash flow and balance sheet leverage, liquidity, coverage of fixed charges, and working capital. Approval decisions also consider the capital structure of the borrower, sponsorship, and quality/value of collateral. Generally, guideline and policy exceptions are identified and mitigated during the approval process. Pricing of C&I loans is based upon the determined credit risk specific to the individual borrower. These loans are typically based upon variable rates tied to LIBOR or the prime rate of interest plus or minus the appropriate margin.
C&I loan policies and guidelines are approved by several management risk committees that consist of business line managers and credit administration professionals to ensure that the resulting guidance addresses the attendant risks and establishes reasonable underwriting criteria that appropriately mitigate risk. Policies and guidelines are reviewed, revised, and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, size of portfolio or industry concentrations, or changes in regulatory guidance warrant an earlier review. During the past three years, policies and guidelines have been enhanced with more specific guidance particularly for industries and portfolios that have concentrations or elevated credit risk. Underwriting metrics have been enhanced for mortgage warehouse and asset based lending, small business loans, leveraged finance, and loans to financial institutions, to include more front-end due diligence, a reduction in our tolerance for leverage, modification of advance rates based on collateral type, and financial performance.
In fourth quarter 2009, FHN enhanced the lending process by implementing a concept that incorporates a RM and PM for each commercial loan. The PM is responsible for the credit quality of the borrower beginning with the initial underwriting and continuing through the servicing period while the RM is primarily responsible for communications with the customer and maintaining the relationship. The RM/PM concept was then expanded to include other specialists who were organized into units called deal teams. Deal teams are constructed with specific job attributes that should improve FHN’s ability to identify, mitigate, document, and manage ongoing risk. Portfolio managers and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. In addition to these changes, early identification of problem loan assets has been strengthened by training on problem loan identification, more comprehensive policies and guidelines, targeted portfolio reviews, a greater emphasis on more frequent grading, as well as enhancements to the problem loan management process.
Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At June 30, 2010, no significant concentration existed in the C&I portfolio in excess of 10 percent of total loans; however FHN has sizable portfolios in categories of manufacturing, finance and insurance, wholesale trade, mortgage warehouse lending, and construction. The finance and insurance subsection of this portfolio, including bank-related and trust preferred loans (“TRUPs”) (i.e., loans to bank and insurance-related businesses), has experienced stress due to the higher credit losses encountered throughout the financial services industry, limited availability of market liquidity, and the impact from economic conditions on these borrowers. On June 30, 2010, approximately 10 percent of the C&I portfolio, (or 4 percent of total loans) was composed of bank-related and TRUPs. Origination of trust preferred loans was suspended in second quarter 2008 and underwriting of loans to financial institutions has been enhanced. Changes incorporated into the underwriting analysis include increased levels of onsite due diligence review of the customer’s policies and strategies, assessment of management, assessment of the relevant markets, a comprehensive assessment of the loan portfolio, and a review of ALLL. Additionally, the underwriting analysis includes a focus on the customer’s capital ratios, profitability, loan loss coverage ratios, and regulatory status.

Income CRE
The Income CRE portfolio was $1.6 billion as of June 30, 2010. This portfolio contains loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate. Major subcategories of Income CRE include retail (23 percent), apartments (20 percent), office (15 percent), industrial (12 percent), land/land development (11 percent), hospitality (8 percent), and other (11 percent).
Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed annually and changed as necessary based on market conditions. Income CRE loan policies and guidelines are approved by several management risk committees that consist of business line managers and credit administration professionals to ensure that the resulting guidance addresses the attendant risks and establishes reasonable underwriting criteria that appropriately mitigate risk. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios (“DSCRs”) and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value (value is defined as the lower of cost or market) limits are set below regulatory prescribed ceilings and generally range between 50 and 80 percent depending on underlying product set. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars. All income properties are required to meet or achieve a DSCR greater than or equal to 120 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting (interest) rate refreshed quarterly. Some product types require a higher DSCR ranging from 125 percent to 150 percent of the debt service requirement. Variability depends on credit versus non-credit tenancy, lease structure, property type, and quality. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans on income properties. A global cash flow analysis is performed at the borrower and guarantor level. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.
The credit administration and ongoing monitoring consists of multiple internal control processes. Construction loans are closed and administered by a centralized control unit. Internal Audit tests for adherence to loan documentation requirements. Credit grades are assigned utilizing internally developed scorecards to help quantify the level of risk in the transaction. Underwriters and credit approval personnel stress the borrower’s/project’s financial capacity utilizing numerous economic attributes such as interest rates, vacancy, and discount rates. Key Information is captured from the various portfolios and then stressed at the aggregate level. Results are utilized to assist with the assessment of the adequacy of the allowance for loan losses and to steer portfolio management strategies. As discussed in the C&I portfolio section, Income CRE also employs the RM/PM model and the “Deal Team” concept.
Approximately 89 percent of the Income CRE portfolio was originated through the regional bank. Nevertheless, weakening market conditions will likely continue to affect this portfolio through increased vacancies, slower stabilization rates, decreased rental rates, lack of readily available financing in the industry, and declining property valuations; however, stressed performance could be somewhat mitigated by strong sponsors and cash flows. FHN proactively manages problem projects and maturities to regulatory standards.

Residential CRE
The Residential CRE portfolio was $.4 billion as of June 30, 2010. This portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes. FHN lends to finance vertical construction of these properties as well as the acquisition and development of the related land. Performance of this portfolio has been severely stressed due to the devastated housing market.
Residential CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed annually and changed as necessary based on market conditions. Loans are underwritten based on project-type, size, location, sponsorship, and other market-specific data that vary by product type. Generally, minimum requirements for equity injections, speculative exposure, and project sales pace are established based on perceived risk in each subcategory. Loan-to-value limits are set below regulatory prescribed ceilings and generally range between 50 and 75 percent depending on underlying product set. Term is limited to the typical construction or development period for the underlying property-type including appropriate absorption time as set by the appraisal. Maximum outside term limits are set to avoid stale project performance. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a construction loan on a pre-sold house. Generally, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars.
In response to the collapse of the housing market and the deterioration in the quality of the Residential CRE portfolio, FHN made several changes to credit policy including lowering advance rates for land, land development, and construction loans; establishing more restrictive guidelines for interest carry; lowering maximum loan amounts; and increasing minimum release prices. In addition, portfolio strategy was modified to limit lending on speculative construction and land/land development and the construction loan administration process was enhanced to ensure that all construction loans are administered by a centralized loan administration unit.
Originations through national construction lending ceased in early 2008 and balances have steadily decreased since that time. Active lending in the regional banking footprint has been significantly reduced with new originations limited to tactical advances to facilitate workout strategies. When active lending was occurring, the majority of the portfolio was on a floating rate basis tied to appropriate spreads over LIBOR or the prime rate.
Consumer Loan Portfolios
Consumer Real Estate
The Consumer Real Estate portfolio was $5.9 billion as of June 30, 2010, and is primarily composed of home equity lines and installment loans. This portfolio is geographically diverse with strong borrower Fair Isaac Corporation (“FICO”) scores. Deterioration is most acute in areas with significant home price depreciation and is affected by poor economic conditions — primarily unemployment. Approximately two-thirds of this portfolio was originated through national channels.
To obtain a consumer real estate loan, among other loan approval requirements, the loan applicant(s) in most cases must first meet or achieve a minimum qualifying FICO score. Applicants must also have the financial capacity (or available income) to service the debt by not exceeding a calculated Debt-to-Income (“DTI”) ratio and the amount of the loan is limited to a percentage of the current value or sales price of the collateral (whichever is less) upon which the loan is secured combined loan-to-value ratio (“CLTV”).
In first quarter 2009, lending authority was redirected from more than 200 lenders in various markets, and for the majority of loans in this portfolio, underwriting decisions are now made through a centralized loan underwriting center. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate secured loans. Management also establishes maximum loan amounts, loan-to-value ratios, and debt-to-income ratios for each consumer real estate product. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management.
In response to the downturn in the housing market, FHN completed a number of initiatives for the purpose of reducing risk and exposure to the Consumer Real Estate portfolio. In conjunction with the sale of the national mortgage banking business, FHN significantly reduced lending in markets outside of our regional banking footprint. Minimum loan qualifications were tightened along with other changes made to underwriting standards and lending authority for HELOCs and installment loans in the Consumer Real Estate portfolio.
Prior to the third quarter 2008, a borrower could qualify with a minimum FICO score of 620. Beginning in third quarter 2008 and continuing into 2009, FHN raised minimum qualifying FICO scores for all consumer real estate products. During this timeframe, the minimum allowable FICO score was increased to the upper 600’s and minimum FICO scores for reduced documentation and stated-income relationship loans (loans whereby FHN already maintained a customer relationship with the borrower) was also increased. Also in second quarter 2009, FHN reduced the maximum CLTV from 100 percent to 89.9 percent. The potential loan amount and CLTVs (maximum is 89.9 percent) varies with a borrower’s FICO score. Maximum DTI was lowered to 45 percent in second quarter 2009 on almost all real estate loans. Prior to that time, some consumer real estate loan products allowed a 50 percent DTI.
The following table provides origination statistics of the Consumer Real Estate portfolio:
Table XX — Origination Statistics — Consumer Real Estate Portfolio

	Percent of			Percent Originated
	Outstanding			Through Broker*	Percent First
Vintage	Balance	CLTV	FICO	Channel	Liens

Pre-2003	5%	76%	718	16%	35%
2003	9%	75%	730	16%	41%
2004	13%	79%	727	27%	27%
2005	20%	80%	731	19%	17%
2006	17%	77%	735	5%	18%
2007	19%	79%	740	14%	19%
2008	9%	76%	749	9%	52%
2009	6%	72%	754	2%	58%
2010	2%	77%	753	2%	60%

Total	100%	78%	736	14%	29%

*	Correspondent and Wholesale
Although minimum guidelines were in the 600’s throughout this time period, the origination statistics illustrate that much of our Consumer Real Estate portfolio was originated well above the minimum requirements. The average FICO score at origination was 718 in vintages prior to 2003. In vintage years beginning in 2004 through 2007, which comprise a majority of the outstanding loan balances, the average FICO scores ranged between 727 and 740. Additionally, CLTV ratios of loans originated during these periods was less than the revised allowable maximum of 89.9 percent.

The repayment ability of borrowers requesting HELOC loans are assessed using a fully indexed, fully amortized payment methodology at the current variable interest rate. If the first mortgage loan is a non-traditional mortgage, the debt-to-income calculation is based on a fully amortizing first mortgage payment.
From time to time, FHN may originate consumer loans with low or reduced documentation. FHN generally defines low or reduced documentation loans as any loan originated with anything less than pay stubs, personal financial statements, and tax returns from potential borrowers. A similar term also utilized to reflect reduced income documentation loans has been “stated-income” or “stated.”
Prior to 2008, FHN generally offered three types of stated income consumer real estate loan products to customers: stated income/stated assets, stated income/verified assets and existing customer relationship based stated income loans. Beginning in early 2008, FHN began tightening minimum loan qualification criteria for all stated income consumer real estate loan products and has since made numerous changes to product offerings and requirements. For example, in early second quarter 2008 FHN terminated the offering of the stated income/stated assets product to customers and lowered the maximum CLTV on the stated income/verified assets product from 95 percent to 89.9 percent. Continuing into the third and fourth quarters of 2008, the minimum FICO score for all real estate loans was raised and the maximum CLTV on the stated income/verified assets product was lowered again to 80 percent. FHN further tightened the stated income product offering in first quarter 2009 as the stated income/verified assets product was eliminated and the relationship based product was established for non-purchase transactions only.
OTC, Credit Card, and Other
The OTC, Credit Card and Other portfolios were $.4 billion in the aggregate as of June 30, 2010, and primarily include OTC construction, credit card receivables, automobile loans, and other consumer related credits. Balances of OTC product have declined 97 percent since the end of 2007 to $53.5 million as of June 30, 2010. Originations ceased in early 2008.
The OTC portfolio consisted of a permanent mortgage product which combined construction and permanent financing into a single loan which was originated by the legacy mortgage banking business. Upon completion of construction of the home and the conversion of the construction financing for the home into permanent financing, the legacy mortgage banking business anticipated that such permanent financing loans would be sold by the legacy mortgage banking business. OTC loan underwriting consisted of a three-step process in which a review of the builder (including experience and credit worthiness) and a review of the collateral (including analysis of construction plans and verification of expected sales price) were performed by the Construction Lending Department. Credit underwriting of the borrower was performed only at the time of construction loan funding and was completed through the normal channels of the mortgage branch.
Prior to first quarter 2008, OTC loans eligible for automated underwriting qualified with a minimum FICO score of 660. Loans requiring manual underwriting procedures qualified with a score of 700 or greater. Stated-income loans could be underwritten with FICO scores greater than 700. For fully documented loans, the CLTV was required to be less than 89.9 percent or 75 percent for stated income loans with value determined based on the lesser of current appraised value or acquisition cost (construction). In first quarter 2008, originations of OTC loans ceased and construction lending through the legacy national mortgage banking business was discontinued.
b.	Please revise future filings to provide an expanded discussion of the underwriting policies and procedures related to your consumer real estate segment. Quantify the loan to value ratios used to underwrite HELOC’s and installment loans. Discuss the terms of these loans, including the rate resets on lines of credit and how you capture the risks associated with future resets in underwriting these loans. Also, provide quantification of the high credit scores used to underwrite them, as discussed on page 92.
Response:
Our response to the Staff’s comments regarding underwriting policies of the consumer real estate segment and quantifying loan to value ratios used to underwrite HELOCs and installment loans is incorporated in our response to comment 1a and the disclosure proposed there.
As indicated by regulatory guidance released in 2008 related to underwriting standards of nontraditional loan products, HELOC and installment loans can pose risk of default when applicable interest rates reset — particularly in a rising interest rate environment, possibly stressing borrower capacity to repay at the higher interest rate. While FHN is unable to predict future interest rate movements, interest rates presently are quite low by historical standards; therefore, at some point in the future, FHN believes that rates are much more likely to rise than to fall. Consequently, FHN will provide the following disclosure beginning with the third quarter Form 10-Q, within the Consumer Real Estate discussion of MD&A which began on page 80 of our most recent Form 10-Q filing.
HELOC and installment loans can pose risk of default when applicable interest rates reset — particularly in a rising interest rate environment potentially stressing borrower capacity to repay the loan at the higher interest rate. While FHN is unable to predict future interest rate movements, interest rates presently are quite low by historical standards; therefore, at some point in the future, FHN believes that rates are much more likely to rise than to fall. In response to the 2008 regulatory guidance, FHN implemented a change to its underwriting practice requiring HELOC borrowers to qualify based on a fully indexed, fully amortized payment. Prior to this change, FHN’s underwriting guidelines required borrowers to qualify at an interest rate that was 200 basis points above the note rate. This mitigated risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon. FHN does not penalize borrowers (reset the rate) based on delinquency or any other factor during the life of the loan. HELOC interest rates are variable but only adjust in connection with movements to which the index rate is tied. FHN’s HELOC products typically have a 5 or 10 year draw period with repayment periods ranging between 10 and 20 years.
As noted by the Staff, FHN’s consumer real estate portfolio, which is primarily composed of home equity lines and installment loans, was described on page 92 of our second quarter Form 10-Q as being “geographically diverse with strong borrower FICO scores.” The Staff references page 92, however, we believe, and have responded assuming the disclosure referenced in the comment was on page 80. The following disclosure will be included in our third quarter Form 10-Q to more specifically describe such characterizations of this portfolio. Existing disclosure is provided below in italics with supplemental disclosure underlined.
The Consumer Real Estate portfolio was $5.9 billion on June 30, 2010, and is primarily composed of home equity lines and installment loans. This portfolio is geographically diverse with strong borrower Fair Isaac Corporation (“FICO”) scores. The largest geographic concentrations of June 30, 2010 balances are in Tennessee (35 percent) and California (15 percent) with no other state representing greater than 5 percent of the portfolio. At origination, the weighted average FICO score of this portfolio was 736; refreshed FICO scores averaged 726 as of June 30, 2010.
c.	In light of the fact that this information was not previously disclosed as well as the continuing impact of past underwriting on your credit losses and losses of loan repurchases, please clearly identify and discuss the changes to your underwriting policies and procedures during the last five years.

Response:
The events of the last few years, including the abrupt collapse of the housing market and the lingering recession, have compelled financial institutions to revisit underwriting guidelines, policies, and procedures. Prior to the economic downturn in which unemployment has been hovering near double digits, credit losses for FHN had been minimal. As the economy continued to deteriorate, most consumer borrowers were affected through job loss and/or decline in collateral values while commercial borrowers were negatively affected by reduced consumer spending, limited customer demand, and lack of growth opportunities in the business sector. Additionally, while FHN tightened underwriting guidelines at the portfolio level (please find our proposed disclosure for these changes incorporated into our response to 1a and 1b) in certain cases, FHN ceased originations in some areas altogether.
Our proposed disclosure, which will outline recent changes to our underwriting policies and procedures, is incorporated into our response to comment 1a and 1b.
2.	Please refer to your response to comment 2 of our letter dated May 18, 2010 and address the following:

a.	In light of the continuing impact of past underwriting of payment-option ARM’s, sub-prime loans and low or reduced documentation loans on your credit losses and losses on loan repurchases, please revise your future filings to provide a tabular presentation of the originations, sales, and ending balances by each separate type of these loans (i.e. payment-option ARM’s, sub-prime loans and low or reduced documentation loans) as well as by any other category that you believe would highlight the risk orientation of loans underwritten for each of the last five years.
Response:
As discussed with the Staff on August 31, 2010, data (related to activity such as principal pay downs, charge-offs, and sales by loan type (i.e. payment-option ARM, sub-prime, and low or reduced documentation)) necessary to complete a historical tabular rollforward as requested by this comment is unavailable. Availability of this information is also affected by FHN’s historically decentralized loan origination and reporting structure combined with the effect of the significant strategic change experienced by FHN, including the sale of our national mortgage banking business in 2008 which originated a considerable number of loan types referenced by this comment. Subsequent to this sale, FHN began integrating loan systems and consolidating loan data into a centralized database which is now maintained with loan data originated through the regional bank.
FHN is, however, able to provide total originations and period-end balances by product-type and using the loan-types described above by the Staff. In order to avoid duplication between categories, loans by documentation type are presented net of the payment choice product (option ARM) and loans originated through the sub-prime channel. It should be noted that FHN originated sub-prime HELOCs through the legacy national mortgage banking business. Such loans will not be reflected in held-to-maturity (“HTM”) balances as these were solely originated with the intent to sell.
Tabular information with originations of consumer real estate loans for the most recent 5 years will be provided beginning with our 2010 Form 10-K in the Loan Portfolio Composition section within MD&A. The following table reflects originations from 2005 through 2009:

Table XX — Origination Detail — Consumer Real Estate

(Dollars in thousands)	2009	2008	2007	2006	2005

First lien — originations
Full documentation	$1,278,570	$16,417,603	$21,784,104	$17,201,118	$23,284,147
Non full documentation	—	1,117,882	5,342,538	8,159,785	9,543,747
Payment choice (option ARM)	—	—	63,270	774,044	1,100,583
Sub-prime	—	—	186,259	933,867	1,659,489

Total first lien — originations (a)	$1,278,570	$17,535,485	$27,376,171	$27,068,814	$35,587,966

Second lien — originations
Full documentation	$171,715	$337,301	$1,182,359	$1,628,662	$1,411,732
Non full documentation	7,907	33,513	434,580	780,699	571,982
Sub-prime	—	—	389,902	752,262	688,013

Total second liens — originations (a)	$179,622	$370,814	$2,006,841	$3,161,623	$2,671,727

HELOC — originations
Full documentation	$360,880	$488,441	$956,894	$1,625,553	$3,873,071
Non full documentation	36,079	170,984	516,489	942,527	1,455,180
Sub-prime	—	316	74,832	224,678	771,360

Total HELOC — originations	$396,959	$659,741	$1,548,215	$2,792,758	$6,099,611

Total originations
Full documentation	$1,811,165	$17,243,345	$23,923,357	$20,455,333	$28,568,950
Non full documentation	43,986	1,322,379	6,293,607	9,883,011	11,570,909
Payment choice (option ARM)	—	—	63,270	774,044	1,100,583
Sub-prime	—	316	650,993	1,910,807	3,118,862

Total originations (b)	$1,855,151	$18,566,040	$30,931,227	$33,023,195	$44,359,304

(a)	Includes originations of OTC construction loans.

(b)	2008, 2007, 2006, and 2005 include $.2 billion, $2.6 billion, $3.1 billion and $3.5 billion of OTC construction loan originations, respectively. There were no originations of OTC construction loans in 2009.
The following tabular information provides additional detail surrounding period-end balances of consumer real estate loans within the HTM portfolio from 2005 through 2009. A similar table will be provided for the most recent 5 year period, beginning with our 2010 Form 10-K in the Loan Portfolio Composition section within MD&A:

Table XX — HTM Loan Portfolio Detail — Consumer Real Estate

(Dollars in thousands)	2009	2008	2007	2006	2005

First liens — HTM:
Full documentation	$682,937	$732,439	$460,745	$449,848	$272,185
Non full documentation	383,645	373,502	20,394	18,979	6,556
Payment choice (Option ARM)	18,237	19,617	26,908	—	—
Sub-prime	848	1,226	2,373	2,569	71

Total first liens — HTM	$1,085,667	$1,126,784	$510,420	$471,396	$278,812

Second liens — HTM:
Full documentation	$1,912,747	$2,227,494	$2,398,247	$2,268,479	$2,223,855
Non full documentation	721,101	1,006,450	1,186,966	1,021,881	761,290
Sub-prime	—	656	248	776	—

Total second liens — HTM	$2,633,848	$3,234,600	$3,585,461	$3,291,136	$2,985,145

HELOC — HTM:
Full documentation	$2,908,790	$3,011,524	$3,026,204	$3,417,994	$3,904,141
Non full documentation	1,388,797	1,503,244	1,435,827	1,383,704	1,200,121

Total HELOC — HTM	$4,297,587	$4,514,768	$4,462,031	$4,801,698	$5,104,262

Pre-modification OTC — HTM
Full documentation	$71,448	$381,348	$974,504	$953,741	$1,027,946
Non full documentation	151,531	586,720	1,013,875	1,124,391	878,232
Payment choice (Option ARM)	6,508	12,730	19,910	7,001	18,883

Total Pre-modification OTC — HTM	$229,487	$980,798	$2,008,289	$2,085,133	$1,925,061

Total HTM:
Full documentation	$5,575,922	$6,352,805	$6,859,700	$7,090,062	$7,428,127
Non full documentation	2,645,074	3,469,916	3,657,062	3,548,955	2,846,199
Payment choice (Option ARM)	24,745	32,347	46,818	7,001	18,883
Sub-prime	848	1,882	2,621	3,345	71

Total HTM	$8,246,589	$9,856,950	$10,566,201	$10,649,363	$10,293,280

Other retail	$121,526	$135,779	$144,019	$161,178	$168,413

Credit card receivables	$192,036	$189,554	$204,812	$203,307	$251,016

Total consumer loans	$8,560,151	$10,182,283	$10,915,032	$11,013,848	$10,712,709

b.	Please incorporate your entire response to comment 2 of our letter dated May 18, 2010 into future filings. For each period presented, discuss the effects on the allowance for loan losses and non-performing/non-accrual information related to payment-option ARM’s, sub-prime loans and low or reduced documentation loans. To the extent you believe the outstanding balances are not material at December 31, 2009, include disclosure of the amount and of your opinion.
Response:
As requested by the Staff, FHN will incorporate our entire response to comment 2 in our letter dated June 23, 2010, into future filings beginning with the third quarter 2010 Form 10-Q. For those loans originated and classified as HFS and then subsequently sold, there would have been no impact on the allowance for loan losses (“ALLL”) or performing status of loans in the portfolio. Only loans that were originated with the intent to hold to maturity, or were subsequently transferred to held-to-maturity, would have affected these asset quality measures.
For the purpose of estimating and determining the adequacy of the ALLL, management segments the consumer real estate portfolio into multiple components in order to estimate inherent loss content. These components include product type (i.e. HELOC vs. permanent mortgage), origination channel, geographic concentrations, FICO scores, LTV, and lien position. Recent performance of the consumer portfolio has been most affected by the recession (particularly increased unemployment) and loans in geographic regions that have experienced the greater declines in collateral values. Therefore, FHN has not managed the Consumer Real Estate portfolio based on the documentation type of the loan at origination, and FHN does not assess ALLL in this manner as the characteristics above have historically been better predictors of the actual performance of the Consumer Real Estate portfolio. Because FHN does not monitor performance of its Consumer Real Estate portfolio or assess the adequacy of the ALLL based on documentation type, asset quality metrics of these loans are not readily available. However, as a result of the enhancements to the underwriting guidelines as discussed in our response to comment 1a., FHN is currently in the process of reviewing data and performing analysis to determine whether these changes (which includes a reduction of available stated-income loans for most borrowers) have impacted performance of these portfolios. If this analysis uncovers that documentation type at origination is a significant driver of performance of the Consumer Real Estate portfolio, FHN will consider disclosing this information in the future.
The following proposed disclosure will be included beginning with the 2010 Form 10-K and is based on FHN’s response dated June 23, 2010, with additional disclosure underlined.
Payment-Option ARM Loans (Payment Choice Product)
Historically, FHN originated through its legacy mortgage banking business first lien adjustable rate mortgage loans with borrower payment options. Payment options provided the borrower with the option to pay a minimum payment (which in most cases increased principal balance), interest only, or varying amounts of principal and interest. These loans were originated with the intent to sell. Originations of these loans were discontinued in third quarter 2007. While most of the loans were sold, a small amount remained unsold and was subsequently moved from loans HFS to the loan portfolio. Only $25 million of these loans remain in our consumer portfolio (within first liens and OTC) as of December 31, 2009. For each reporting period presented in Table XX, payment-option ARM products were less than 1 percent of total consumer loans. Because only a small portion remains in the HTM portfolio, the impact on the ALLL and on other loan portfolio asset quality metrics is immaterial.
Sub-prime Lending
Sub-prime loans are broadly defined as all lending that would not qualify using traditional borrowing channels or underwriting practices. While sub-prime loans do not have a precise definition, they may be identified by a combination of characteristics of the borrower and structure of the loan. Sub-prime or non-prime loans generally have characteristics of lower FICO scores than prime borrowers combined with various levels of reduced documentation and higher initial LTV ratios. Generally, under FHN’s practices at that time for FHN-originated sub-prime loans, as FICO scores increased and the LTV ratio decreased, the extent of loan documentation requirements decreased; similarly, loan documentation requirements generally would increase as FICO scores decreased or the LTV ratio increased.
Prior to first quarter 2007, FHN originated through its legacy mortgage banking business first lien mortgage and home equity loans with the intent to sell with servicing released, that were considered sub-prime. Origination of these loans was entirely discontinued in early 2007 with the last sale of these loans into the secondary market occurring shortly thereafter. All sub-prime originations were initially classified as loans HFS on the consolidated balance sheet and were generally sold within 45 days of origination. At the time these originations discontinued, characteristics of sub-prime loans originated and sold by FHN would have had FICO scores ranging between 580 and 680 with LTV ratios ranging between 80 and 100 percent.
Since FHN originated sub-prime loans with the intent to sell and because originations ceased more than 3 years ago, as of December 31, 2009, only $.9 million of these loans remain on our balance sheet within the HTM loan portfolio. Because a majority of these loans were classified as HFS and subsequently sold and only a small portion remains in the HTM portfolio, the impact on the ALLL and on other loan portfolio asset quality metrics is immaterial.
Low or Reduced Documentation Origination
From time to time, FHN may originate consumer loans with low or reduced documentation. FHN generally defines low or reduced documentation loans as any loan originated with anything less than pay stubs, personal financial statements, or tax returns from potential borrowers. A similar term also utilized to reflect reduced income documentation loans has been “stated-income” or “stated.”
Currently, stated-income or low or reduced documentation loans are limited to existing customers of FHN who may have deposit accounts, other borrowings, or various other business relationships, and such loans are currently only available for qualified non-purchase transactions. Full income documentation would typically require (for example) copies of W-2s, pay stubs, and verification of employment. This exception is provided to loan applicants that are also existing deposit customers of the bank who have recurring consistent direct DDA deposit amounts from their employers; however, in accordance with our policies and procedures, certain restrictions apply. For example, self-employed customers are not eligible, deposits made directly by the borrower are not considered, direct deposits must indicate the employer’s name depositing the funds, and recurring deposits must be consistent per period and may not vary by more than 10 percent. If these and other conditions are not met, full income documentation is required. In accordance with our policies and procedures, a verbal verification of employment is required in either situation.
The amount of stated-income documentation loans in the consumer real estate home equity portfolios was elevated in the 2004 through 2007 time period, but has been reduced since then. This reduction in originations was primarily due to substantial changes in the market for such loans followed by our exit from the national origination channel when substantially all of our mortgage banking operations were sold in third quarter 2008.
As of June 30, 2010, $1.8 billion, or 27 percent, of our consumer real estate portfolio consisted of home equity lines and installment loans originated using stated-income compared to $2.1 billion, or 29 percent, as of June 30, 2009. These stated-income loans were 11 percent of the total loan portfolio at June 30, 2010, and June 30, 2009. As of June 30, 2010, approximately three-fourths of the stated-income home equity loans in our portfolio were originated through legacy businesses that we have exited and these loan balances should continue to decline.
Stated-income loans were 27 percent of the balance of the consumer real estate portfolio and accounted for nearly 41 percent of the net charge-offs for this portfolio during the second quarter 2010. Net charge-offs of stated-income home equity lines and installment loans were $21.0 million during second quarter 2010 and $25.8 million during second quarter 2009. Of the $1.8 billion stated-income loans, less than 1 percent were nonperforming as of the end of second quarter 2010 and 3 percent were more than 30 days delinquent. Of the $2.1 billion stated-income loans at June 30, 2009, less than 1 percent were nonperforming and 3 percent were more than 30 days delinquent.
c.	Please revise future filings to clearly disclose the activity in these loan products between periods, particularly the stated-income loans.
Response:
As noted in our response to comments 1a, 2b, and 2d, FHN has, and under certain circumstances, continues to originate stated-income loans. The table provided in our response to 2a shows that a majority of such stated-income loans on our balance sheet are in the HELOC category, which includes home equity installment loans. Some historical originations were intended for sale to third parties and others were held as earning assets by FHN on our balance sheet. In some cases, loans that were sold were underwritten to comply with pre-set guidelines provided by the purchaser. In other cases, FHN originated loans intended for sale using FHN’s guidelines applicable at the time, and in each reporting period, FHN determined which loans could be sold based on pre-set criteria including acceptable margin/yield for a purchaser, size of balance, and DTI and CLTV ratios. Loan documentation type was not a factor in determining whether such loan was able to be sold or was moved on our balance sheet to loans HTM. As of June 30, 2010, the average refreshed FICO score of the Consumer Real Estate portfolio (inclusive of stated-income loans) was 726. Additionally, as stated in our response to 2b., FHN does not utilize documentation type at origination as an indicator of risk when determining the ALLL as the more predictive characteristics of performance of stated-income loans has been product type, origination channel, geographic concentrations, FICO scores, LTV, and lien position.
d.	It appears you continue to originate stated-income loans. Please revise future filings to provide an expanded discussion of this activity, including the policies and procedures for underwriting them and quantification of new loans issued in each period presented.
Response:
FHN will revise future filings to include an expanded discussion of exceptions and restrictions of our current origination activity of stated-income loans. This proposed disclosure has been incorporated into our response and proposed disclosure of comment 2a. During 2009, the originations of reduced income documentation and stated income loans combined were $30.8 million and through June 30, 2010, were $15.1 million. For 2009, this amount was approximately 5 percent of total consumer origination volume compared with 6 percent through June 30, 2010. Given the nature of this amount in comparison to FHN’s total consumer loan portfolio and in comparison to the financial statements as a whole, we do not intend to specifically disclose this level of activity in our future filings.
3.	Please refer to your response to comment 3 of our May 18, 2010 letter and address the following.

a.	You state in your response that the vast majority of your repurchase obligations reside with loans sold by your legacy mortgage banking business. Please revise future filings to quantify the amount loans sold by this business and to quantify your total exposure to repurchase obligations.
Response:
As disclosed in Note 9 — Contingencies and Other Disclosures (page 22) of our second quarter Form 10-Q, FHN sold approximately $114 billion of loans from 2005 through 2008, which are subject to recourse primarily for violations of representations and warranties. These vintages account for 95 percent of all repurchase requests/make-whole claims received between the third quarter 2008 divestiture (mentioned below) and June 30, 2010. At the time of loan sale, FHN retained servicing rights to a vast majority of these loans. In August 2008, FHN completed the divestiture of substantially all of its national mortgage banking origination offices and origination and servicing platforms at which point originations and sales of these loans through the national channel ceased. As part of and following the divestiture, and in conjunction with the implementation of FHN’s strategic change to focus on our core business in the Tennessee market, FHN has executed numerous sales out of its servicing portfolio to various buyers. Prior to the 2008 divestiture, the unpaid principal balance (“UPB”) of the loans in the servicing portfolio was approximately $98 billion compared with $32 billion as of June 30, 2010. At this time, FHN services only $12 billion of loans that were sold to Fannie and Freddie. Because we are no longer servicer for a majority of loans we originated and sold, we do not have access to current information on loans no longer serviced with respect to principal payoffs, refinance activity, delinquency trends, and loan modification activity since the date of sale and are unable to quantify current total exposure to repurchase obligations.
Because this information is not accessible for loans no longer serviced, FHN utilizes multiple strategies in order to estimate inherent losses and to properly reserve for repurchase obligations (refer to the Off-balance Sheet Arrangements, Repurchase Obligations, and other Contractual Obligations section of MD&A beginning on page 94 of the second quarter Form 10-Q). The methodology begins with a baseline model that develops loss factors based on actual incurred losses on prior vintages which is used to project inherent losses. Management then performs additional levels of analysis in order to estimate inherent loss in the pipeline. The loss factors contemplate the probability of repurchase or successful appeal and then the average loss amount should FHN ultimately repurchase a loan or remit a make-whole payment. These loss factors are then applied to the current repurchase/make-whole request pipeline to determine the accrued liability appropriate for loss content within the pipeline as of the balance sheet date. In addition to assessing loss content within the request/make-whole pipeline, an analysis is then performed to determine estimated loss content of loans where FHN has received mortgage insurance (“MI”) cancellation notices. While notification of cancellation of MI coverage is not an actual request for repurchase or make-whole payment, loss of MI coverage could ultimately result in a repurchase request in the future from a government-sponsored enterprise (“GSE”). Consequently, loss factors are also applied to the pipeline of loans where MI has been cancelled. Once inherent loss content within the active pipeline has been determined, FHN then considers recent trends observed in inflows into the active pipeline such as volume, amount, vintage, or source that may provide some indication as to the direction and composition of future request inflows. Lastly, FHN assesses the adequacy and reasonableness of loss reserves by comparing the amount currently accrued for repurchase obligations to estimated inherent loss content within the ending pipeline and the estimate of inherent losses in requests not yet received.
In order to enhance our current disclosure and provide insight into the investors and vintages of loans originated and sold during 2005 through 2008, FHN will include the following graph and italicized accompanying text within the Off-balance Sheet, Repurchase Obligations, and Contractual Obligations section in MD&A beginning with the third quarter Form 10-Q. For your reference, this section began on page 94 in our second quarter 2010 Form 10-Q.

As reflected in the above graph, 61 percent of originations in 2005 through 2008 were government agency products with a majority of the agency originations being for Fannie Mae. Since the divestiture of the national mortgage banking business in third quarter 2008, through June 30, 2010, GSEs (primarily Fannie Mae and Freddie Mac, but also includes some Ginnie Mae) have accounted for 92 percent of all repurchase/make-whole claims received.
b.	Please revise future filings to disclose the total amount of loans in the repurchase request pipeline for each period presented. Discuss the related activity within and between each period. Please provide us this information for each period presented in your Form 10-K for the period ending December 31, 2009.
Response:
Please note that we provided in our previous response and in our second quarter Form 10-Q (at p. 95), a rollforward of the repurchase request pipeline for periods covered within that specific filing. In addition to this information, in the letter dated August 24, 2010, the Staff also requested a rollforward of the repurchase request pipeline and additional narrative for each period covered in the Form 10-K for the periods ended December 31, 2009. The tabular information provided below will be included in our 2010 Form 10-K, while similar explanatory narrative discussing inflow trends (below in italics) will be provided in our third quarter Form 10-Q as necessary to disclose trends observed within our pipeline (refer to the Off-balance Sheet Arrangements, Repurchase Obligations, and other Contractual Obligations section of MD&A beginning on page 94 of the second quarter Form 10-Q). Prior to July 1, 2008, certain granular information was not maintained as the ending pipeline was not material and the significant increase in repurchase requests did not begin until third quarter 2008. Additionally, activity within the pipeline was not maintained at a product level, and as noted in the rollforward, is unavailable. During these periods, notifications of MI cancellations were immaterial. Consequently, the rollforward provided for 2008 begins with third quarter 2008. FHN will also provide, in future disclosures, a graphical depiction of inflows into the active pipeline by source (i.e. GSE, MI cancellation notices, and other) since January 1, 2009.
The following table provides a rollforward of the active pipeline for 2008. Prior to third quarter 2008, certain granular information was not maintained as the ending pipeline was not material and the significant increase in repurchase requests did not begin until third quarter 2008. Additionally, activity within the pipeline was not maintained at a product level, and as noted in the rollforward, is unavailable. During 2008, notifications of MI cancellations were immaterial.

(Dollars in thousands)	Number	Amount

Legacy mortgage banking repurchase requests:
Beginning balance — July 1, 2008	177	$32,292
Additions	667	154,661
Decreases	(348)	(96,405)

Ending balance — December 31, 2008	496	$90,548	(a)

*	Activity occurring within the repurchase/make whole request pipeline during 2008 by product is unavailable.

(a)	Activity related to MI cancellation notices were not segregated from repurchase/make whole requests during 2008.

The following table provides a rollforward of the active pipeline during 2009:

	1st Liens		2nd Liens		HELOC		TOTAL

(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking repurchase/other requests:
Beginning balance — January 1, 2009	457	$85,505	22	$1,247	4	$513	483	$87,265
Additions	1,136	231,986	173	9,501	5	707	1,314	242,194
Decreases	(891)	(167,662)	(156)	(8,413)	(8)	(866)	(1,055)	(176,941)

Ending balance — December 31, 2009	702	149,829	39	2,335	1	354	742	152,518

	1st Liens		2nd Liens		HELOC		TOTAL

(Dollars in Thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount

Legacy mortgage banking MI cancellation notices:
Beginning balance — January 1, 2009	13	3,283	—	—	—	—	13	3,283
Additions	523	124,598	—	—	—	—	523	124,598
Decreases	(84)	(24,711)	—	—	—	—	(84)	(24,711)

Ending balance — December 31, 2009	452	103,170	—	—	—	—	452	103,170

Total ending active pipeline — December 31, 2009	1,154	$252,999	39	$2,335	1	$354	1,194	$255,688

The following graph depicts inflows into the active pipeline by claimant type beginning January 1, 2009 through June 30, 2010:
GSEs account for 92 percent of all actual repurchase/make-whole requests and 86 percent of the active pipeline, inclusive of MI cancellation notices. Additionally, GSE loans account for 70 percent of loans for which FHN has received notification of MI cancellation that are included in the active pipeline. Consistent with originations, a majority of GSE claims have been from Fannie Mae and a majority of claims have arisen from the 2007 vintage.
c.	Revise your future filings to disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not timely respond.

Response:
The following discussion in italics will be included in our disclosure beginning with the third quarter 2010 Form 10-Q. This proposed disclosure will be included within the Off-balance Sheet Arrangements, Repurchase Obligations, and Other Contractual Obligations section of MD&A. For your reference, this section began on page 94 in our second quarter 2010 Form 10-Q.
Open lines of communication with both Fannie Mae and Freddie Mac (whose requests account for more than 90 percent of all repurchase/make-whole requests) have been established and maintained. Working arrangements with both agencies include weekly and monthly phone calls to review the current pipeline as well as address any concerns requiring immediate attention. Contractual agreements with Fannie Mae and Freddie Mac state a response should be completed within 30 days of receiving a repurchase request. Given the accumulation of repurchase requests at FHN and backlog at the GSEs, FHN has been able to take additional time as needed to complete reviews. At this point, FHN has not suffered any penalties from responses after the 30-day contractual period. The volume of new claims and an iterative resolution process has contributed to the overall growth in the active pipeline.
d.	Revise your future filings to disclose the level of unresolved claims existing at the balance sheets dates by claimant (GSE, monoline insurer, mortgage insurer, other). If this amount has grown over the periods for any claimant, please address any qualitative factors that are considered in your methodology to account for this fact.
Response:
Please refer to the proposed disclosure included in our response to Comment 3a. and 3b. above, which includes a graphical presentation of the composition and amount of inflows into the active pipeline by requestor. The following discussion in italics will be included in our disclosure beginning with the third quarter 2010 Form 10-Q. This proposed disclosure will be included within the Off-balance Sheet Arrangements, Repurchase Obligations, and other Contractual Obligations section of MD&A. For your reference, this section began on page 94 in our second quarter 2010 Form 10-Q.
At this time, over 90 percent of all unresolved repurchase and make-whole claims relate to loans sold to government-sponsored agencies. Beginning in late 2009, FHN began to observe noticeable increases in notifications by mortgage insurers that coverage was being cancelled. When assessing loss content related to loans where mortgage insurance (“MI”) has been cancelled, FHN first reviews the amount of unresolved MI cancellations that are in the active pipeline and adjusts for any known facts or trends observed by management. Similar to the methodology for actual repurchase/make-whole requests, FHN applies loss factors (including probability and loss severity ratios) that were derived from actual incurred losses in past vintages to the amount of unresolved MI pipeline. For MI cancellation notices, the methodology for determining the accrued liability contemplates a higher probability of loss compared with that applied to GSE repurchase/make-whole requests as FHN has been less successful in favorably resolving mortgage insurance cancellations with MI companies. Loss severity rates applied to MI cancellations are consistent with those applied to actual GSE claims. For MI cancellations where coverage has been ultimately lost and are no longer included in the active pipeline, FHN applies a 100 percent repurchase rate in anticipation that such loans will ultimately result in repurchase/make-whole requests from the GSEs.
e.	Tell us whether you have experienced additional repurchase requests in more recent periods from mortgage insurers, monoline insurers or other investors. If so, please tell us how you have increased the reserve related to these claimants and discuss how this additional reserve was established. As part of your response, please address the success rates you are experiencing with these types of claims.

Response:
We have not received repurchase requests from mortgage insurers as they do not demand repurchase, but rather cancel insurance coverage on the loan. Although we have not yet experienced a significant amount of actual repurchases of loans where insurance coverage has been cancelled, our reserve estimates have been increased to account for the expected repurchase claims that may subsequently be received from the investors. With the exception of repurchase requests from GSEs and the rise in mortgage insurance cancellations, FHN has not observed recent increases of claims from other investors. Please refer to our response to comment 3d above, which incorporates information requested by this comment.
f.	Revise your future filings to disclose, by claimant, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims.
Response:
The following discussion in italics will be included in our disclosure beginning with the third quarter 2010 Form 10-Q. This proposed disclosure will be included within the Off-balance Sheet Arrangements, Repurchase Obligations, and other Contractual Obligations section of MD&A which began on page 94 in our second quarter 2010 Form 10-Q. Please also refer to Table 13 on page 96 of the second quarter Form 10-Q.
Consistent with the composition of the active repurchase and make-whole claims pipeline, 94 percent of the resolutions experienced during 2010 through June 30 have been attributable to loans sold to GSEs, primarily Fannie Mae.
Also, please refer to our second quarter Form 10-Q on page 106 where FHN has disclosed information related to the fair value of repurchased loans. The referenced disclosure reads as follows:
Repurchased loans are recognized within loans held-for-sale at fair value at the time of repurchase, which includes consideration of the credit status of the loans and estimated liquidation value. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. The UPB of loans that were repurchased during second quarter 2010 was $12.0 million. As of June 30, 2010, the UPB of repurchased loans in held-for-sale was $42.7 million with an associated fair value of $28.7 million.
In the methodology for estimating inherent loss content when determining proper levels of the repurchase liability, FHN applies a loss severity factor to the loans in the pipeline that are expected to be resolved through either repurchase or make-whole arrangements. This loss severity factor is based on the average of actual losses on repurchased loans and make-whole payments which reflects the difference between UPB and liquidation proceeds (for repurchased loans). For make-whole agreements, the loss severity factor is reflective of the difference between the UPB and the amount reimbursed to the investor. The repurchased loans are included in the mortgage warehouse for which FHN has elected fair value accounting. Subsequent to repurchase, FHN continually monitors the fair value and records adjustment as needed to reflect changes in the fair value estimates.
g.	Revise your future filings to disclose which particular representation and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, please address any trends in terms of the losses associated with the various types of defects or type of loan. Please provide a breakdown of loan repurchases by type that highlights riskier loans such as payment-option ARM’s, sub-prime loans and low or reduced documentation loans and discuss any trends in repurchases for these types of loans compared to others.
Response:
As previously disclosed in Note 9 Contingencies and Other Disclosures and Critical Accounting Policies in our second quarter Form 10-Q (pages 22 and 105, respectively) purchasers of loans sold without recourse have the ability to seek repurchase or make-whole payments for loans sold with breaches of representations and warranties made at the time of sale. Consequently, FHN will include the following additional disclosure in italics beginning with the third quarter Form 10-Q which will characterize potential causes of the repurchase/make-whole claims (refer to the Off-balance Sheet Arrangements, Repurchase Obligations, and other Contractual Obligations section of MD&A beginning on page 94 of the second quarter Form 10-Q).
The most common reasons for repurchase demands are misrepresentations related to missing documents in the loan file, issues related to employment and income (such as misrepresented stated income or falsified employment documents and/or verifications),and undisclosed borrower debt. Since the divestiture of the national origination platform in August 2008, less than full documentation loans accounted for approximately 25 percent of repurchase and make-whole claims while approximately 75 percent of the claims have resulted from loans originated as full documentation loans. Additionally, total repurchase and make-whole claims related to sub-prime and option ARMs have accounted for only 6 percent of all claims since the divestiture in 2008.
h.	Tell us whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for.
Response:
In estimation of the accrued liability for loan repurchase and make-whole obligations, FHN estimates probable losses inherent in the population of all loans sold based on trends in claims requests and actual loss severities observed by management. The liability includes accruals for probable losses beyond what is observable in the ending pipeline of repurchase and make-whole requests at any given balance sheet date. The vast majority of loss content arises from loans that are delinquent. Delinquent loans have a higher loss severity upon becoming a repurchase/make-whole request due to credit considerations in the estimation of fair value upon repurchase. To the extent that performing loans have been and are eligible for repurchase or make-whole, management has incorporated such loans into the loss estimation processes for repurchase or make-whole obligations. However, such loans are estimated to have lower loss content when compared to nonperforming loans. Based on information available and observed trends in claims requests and actual loss severities, FHN has estimated the probable incurred losses within the entire population of loans previously sold with the vast majority of the accrued liability representing loans that are delinquent.
i.	Discuss the extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level analysis to reject or accept the claims.
Response:
Each claim is reviewed and a decision is made on a loan by loan basis. Loans for which a claim has been received are fully underwritten to determine if the same conclusion regarding the credit would have been reached based on information that was, or could have been available at the time the loan was originally underwritten. This process is utilized to determine if the claim is valid, and whether we are contractually obligated to repurchase the loan or reimburse for losses incurred by the investor through a make-whole arrangement. During our review process, FHN utilizes outside legal counsel and other third parties to assess the validity of asserted claims and to suggest possible defenses in order to minimize losses. In connection with the sub-servicing agreement entered into with the purchaser concurrent with the divestiture of mortgage banking operations, the sub-servicer reviewed and resolved investor claims through March 2010. Since this time, FHN has taken over full responsibility for reviewing repurchase/make-whole claims and asserting defenses to such claims.
j.	Tell us whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to your underwriting standards. If so, tell us what actions you have taken with respect to this.
Response:
FHN typically had Mortgage Broker Agreements in place with brokers of applicable loans. However, these loans were underwritten and closed by FHN rather than the brokers thereby limiting FHN’s recourse to the brokers. Additionally, the vast majority of these mortgage brokers were unable to survive the demise of the housing market and FHN is therefore unable to seek any recourse. While FHN did use mortgage brokers, the use of correspondent lenders was minimal.
k.	Tell us whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies. If so, tell us how this is factored into the estimation of your accrued liability.
Response:
Approximately 64 percent of repurchase or make-whole claims are from the wholesale channel (i.e., mortgage brokers, not correspondent lenders) which is somewhat higher than the percentage historical originations through this channel. At this time, there have not been any repurchase or make-whole claims for loans originated by other mortgage companies. Our liability estimation does not separately include consideration of the origination channel because loans originated through the broker channel were subject to FHN’s origination and underwriting practices consistent with other loans subject to repurchase. Additionally, loss ratios are consistent when comparing retail and wholesale loans.
l.	Revise your future filings to address any trends or differences in your exposure to repurchase requests relative to others in your industry.

FHN, like many other financial institutions that originated and sold significant amounts of mortgage loans, has experienced elevated exposure to repurchase obligations from investors. Based on review of other companies’ filings and recent news releases in various media outlets, it appears that FHN’s trends in repurchase/make-whole requests have been generally consistent with others in the industry. The level of claims inflows from GSEs began to increase in the second half of 2008. Most recently, the industry has seen rising cancellations of mortgage insurance, and to the extent MI is required for GSE loans, could prompt GSEs to submit repurchase requests. However, it is difficult to ascertain exactly how others in our industry are estimating inherent losses in connection with repurchase requests or if there is any impact (favorable or unfavorable) on industry peers that continue to sell loans to GSEs. The following proposed disclosure in italics will be included beginning with the third quarter Form 10-Q. (Refer to the Off-balance Sheet Arrangements, Repurchase Obligations, and other Contractual Obligations section of MD&A beginning on page 94 of the second quarter Form 10-Q).
FHN, like many other financial institutions that originated and sold significant amounts of mortgage loans, has experienced elevated exposure to repurchase obligations from investors. Based on review of other companies’ filings and recent news releases in various media outlets, it appears that FHN’s overall trends in repurchase/make-whole requests are generally consistent with others in the industry. However, there are several reasons that could cause our exposure and associated losses to differ from the experience of others within our industry or to diverge from our recent experience.
While FHN was a top originator and servicer during the years preceding the collapse of the housing market, substantially all of its mortgage banking operations was sold in third quarter 2008. Therefore, all originations ceased through this national channel. While this is favorable to FHN compared with industry peers because there is a finite amount of loans for which FHN could have repurchase obligations, it is unclear whether or how this affects FHN’s settlement opportunities during the appeals process.
Other reasons FHN’s experience could deviate from industry peers or otherwise change include: FHN has limited insight into industry peers’ estimation methodologies; other companies may have better access to the current status of the loans they sold; and, the current environment, where purchasers of loans are under significant pressure to reduce losses, has no recent historical precedent and therefore is unpredictable. With the sale of national mortgage banking operations and strategic decision to focus on core banking businesses within the Tennessee footprint, FHN executed numerous bulk sales of its servicing portfolio to various buyers. Prior to the sale, the UPB of the loans in the servicing portfolio was approximately $98 billion compared with $32 billion as of June 30, 2010. At this time, FHN services only $12 billion of loans that were sold to Fannie and Freddie. For loans originated and sold but no longer serviced, we do not have visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity that may reduce repurchase exposure.
Additionally, variations in product mix of loan originations and investors (i.e; GSE versus proprietary) during those periods could also create disparities in the ultimate exposure to repurchase obligations between FHN and others within the industry.
4.	We note your response to prior comment 3 to our letter dated May 18, 2010 including your discussion on page 12 of your response regarding your methodology of determining the range of loss exposure. Accordingly, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued related to representations and warranties, please revise your future filings to disclose an estimate of the possible loss or range of loss or provide explicit disclosure that you are unable to make such an estimate.

Response:
On page 12 of our response dated June 23, 2010, FHN references potential repurchase obligations related to HELOCs sold through branch sales executed during 2007. These claims are currently subject to arbitration proceedings and repurchase reserves related to that sale, recorded as of June 30, 2010, and reflect FHN’s consideration and interpretation of the sale agreement at the time the balance sheet was issued. While management believes that FHN has meritorious defenses to the claims made in this arbitration, it is extremely difficult to predict the outcome at this time. Aside from the uncertainty of the outcome of the arbitration proceedings, there is also uncertainty surrounding potential remedies should FHN receive an unfavorable ruling. The amount of any potential liability is not estimable based upon the complexity of the facts, the contract, the equitable nature of the demand for specific performance, and other matters within the discretion of the arbitration panel. Therefore, FHN cannot estimate possible loss or range of losses at this time. Beginning with the third quarter 2010 Form 10-Q, FHN will disclose this fact, or if material and quantifiable, will provide a range of possible loss if new information becomes available as of the balance sheet date to support an estimate at that time.
Loan Portfolio page 17
5.	Please refer to your response to comment 5 of our May 18, 2010 letter and revise future filings to discuss the extent to which you have curtailed lending of HELOC’s. Also, please revise future filings to disclose the nature of the remaining 15% of the loans included in this classification at March 31, 2010.
Response:
FHN will include the following disclosure regarding curtailment of HELOC lending beginning with the third quarter Form 10-Q in the Loan Portfolio discussion within MD&A. This section can be found on page 80 of the 2010 second quarter Form 10-Q:
FHN’s HELOC lending and related exposure has been reduced as a result of numerous actions taken by management during recent reporting periods. Underwriting policies for HELOC have been revised as required LTV ratios used in approving new loans have been lowered. Management also implemented changes to centralize the underwriting and loan approval processes. Additionally, an extensive review of HELOC accounts was conducted whereby these loans were analyzed using certain selection criteria focused on declines in collateral value as well as other characteristics. As a result of this analysis, and in accordance with our interpretation of regulatory guidance, thousands of accounts were frozen or line of credit limits were lowered in 2008. Also in 2008, the volume of HELOC originations was reduced due to the divestiture of the national mortgage origination and servicing platforms and cessation of national consumer lending operations.
FHN also responded to the collapse of the housing market by strengthening and expanding its continuous HELOC account review processes in order to more proactively target and identify higher-risk home equity loans and initiate preventative and corrective actions. The reviews considered a number of account activity patterns and characteristics such as reduction in available equity, significant declines in property value, the number of times delinquent within recent periods, changes in credit bureau score since origination, score degradation, and account utilization. In accordance with our interpretation of regulatory guidance, FHN blocked future draws on accounts and/or lowered account limits. Historically, the account review process was focused on the higher-risk loans within the non-strategic portfolio; however, beginning in 2009, management began including HELOCs originated through the regional bank in its reviews. Management has assigned additional resources to this effort and enhancements are being made to the process in order to further increase the volume of account reviews.
Whereas certain management actions and initiatives have reduced the amount of HELOC exposure in our non-strategic business segment, depressed real estate values and soft loan demand has also recently impacted HELOC origination volume within our regional banking footprint. HELOC origination within the regional banking footprint is expected to normalize as overall real estate values stabilize and loan demand improves.
With respect to the Staff’s comment regarding the remaining 15 percent of loans in the retail real estate loan category, FHN will provide the following proposed disclosure within the MD&A section of its 2010 Form 10-K in addition to the disclosure provided regarding maturities of HELOC in our response dated June 23, 2010. For your reference, the balance of loans within the permanent mortgage portfolio was $1.1 billion as of December 31, 2009 and March 31, 2010, and declined to $1.0 billion as of June 30, 2010.
The remaining 15 percent of retail real estate loans consists primarily of permanent mortgages that were originated through the legacy national mortgage origination platform. While most first liens originated through this channel were subsequently sold, the remaining balances consist of loans that were unable to be delivered to the secondary market and one-time close (“OTC”) loans that modified into permanent mortgages. Currently, FHN is only originating first lien permanent mortgages through its regional banking channel in and around the Tennessee footprint. Generally, such loans are classified as held for sale and sold with servicing released within 30 days of closing. Therefore, it is anticipated that permanent mortgage balances in the loan portfolio will gradually run-off through normal principal payoffs, borrower refinance, or credit-related actions.
Exhibit 13
Nonperforming Assets page 48
6.	Please refer to your response to comment 15a of our May 18, 2010 letter and revise future filings to incorporate your response, including a discussion of why management believes it is not relevant to track loan modifications that are not considered troubled dept restructurings (TDR) and how not doing so enables management to evaluate the effectiveness of any non-TDR modification or the related effects of those modifications on the financial statements. Revise your future filings to more clearly discuss the type of modifications engaged in that you do not consider to be TDR’s.
Response:
FHN’s initial response was not intended to indicate that management believes it is not relevant to track loan modifications that are not considered troubled debt restructurings (“TDR”). Rather, senior credit management tracks loans classified as Watch or worse and performs periodic reviews of such assets to understand FHN’s financial position, the most recent financial results of the borrower, and the associated loss mitigation approaches and/or exit plans that the loan relationship and/or loan workout/rehab officer has developed for those relationships. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers. In accordance with ASC 310-40-15, no single characteristic or factor, taken alone, determines whether a modification is a TDR and each commercial workout situation is unique and is evaluated on a case-by-case basis.
Ultimate effectiveness of rehab and workout efforts is reflected by the collection of all outstanding principal and interest amounts contractually due. Also, proper upgrading of a loan’s internal inherent risk rating over time could also be reflective of success of loss mitigation efforts.

The individual impairment assessments completed on commercial loans in accordance with ASC 310-40 includes loans classified as TDRs as well as loans that may have been modified but not yet classified as TDRs by management. For example, a modification of loan terms that management would generally not consider to be a TDR could be a temporary extension of maturity to allow a borrower to complete an asset sale whereby the proceeds of such transaction are to be paid to satisfy the outstanding debt. Additionally, a modification that extends the term of a loan, but does not involve reduction of principal or accrued interest, in which the interest rate is adjusted to reflect current market rates for similarly situated borrowers is not considered a TDR. Nevertheless, the individual impairment assessments will be cognizant of any modified terms and comprehensive to ensure appropriate impairment assessment. If individual impairment is identified, management will either hold specific reserves on the amount of impairment, or if the loan is collateral dependent, write down the carrying amount of the asset to the net realizable value of the collateral.
FHN will revise its future filings to incorporate our previous response and supplement that discussion with additional information to address the additional comments provided by the Staff in the letter dated August 24, 2010. All proposed disclosure is below in italics and the additional disclosure proposed by this response is underlined. This disclosure will be included in the “Troubled Debt Restructuring and Loan Modifications” section within the MD&A which began on page 85 of the 2010 second quarter Form 10-Q.
As part of our credit risk management governance processes, our Loan Rehab and Recovery Department (“LRRD”) is responsible for managing most commercial and commercial real estate relationships with borrowers whose financial condition has deteriorated to such an extent that the credits are being considered for impairment, classified as substandard or worse, placed on nonaccrual status, foreclosed or in process of foreclosure, or in active or contemplated litigation. LRRD has the authority and responsibility to enter into workout and/or rehabilitation agreements with troubled commercial borrowers in order to mitigate and/or minimize the amount of credit losses recognized from these problem assets. In accordance with ASC 310-40-15, no single characteristic or factor, taken alone, determines whether a modification is a TDR and each commercial workout situation is unique and is evaluated on a case-by-case basis. During 2009, continued housing value declines and economic stress impacted our commercial portfolios which experienced higher levels of losses. Broad-based economic pressures, including further reductions in spending by consumers and businesses, also continued to impact other commercial credit quality indicators. The volume of commercial workout strategies utilized by LRRD to mitigate the likelihood of loan losses has increased commensurate with the commercial credit quality deterioration experienced during this recent economic downturn and housing crisis. While every circumstance is different, LRRD will generally use forbearance agreements for commercial loan workouts. Other workout strategies utilized by LRRD include principal paydowns/payoffs, obtaining additional collateral, modification of interest payments or entering into short sale agreements. Each commercial workout situation is unique and evaluated on a case-by-case basis.
Senior credit management tracks loans classified as Watch or worse and performs periodic reviews of such assets to understand FHN’s financial position, the most recent financial results of the borrower, and the associated loss mitigation approaches and/or exit plans that the loan relationship and/or loan workout/rehab officer has developed for those relationships. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers.
The ultimate effectiveness of rehab and workout efforts is reflected by the collection of all outstanding principal and interest amounts contractually due. Also, proper upgrading of a credit’s internal inherent risk rating over time could also be reflective of success of loss mitigation efforts.
The individual impairment assessments completed on commercial loans in accordance with ASC 310-40 include loans classified as TDRs as well as loans that may have been modified yet not classified as TDRs by management. For example, a modification of loan terms that management would generally not consider to be a TDR could be a temporary extension of maturity to allow a borrower to complete an asset sale whereby the proceeds of such transaction are to be paid to satisfy the outstanding debt. Nevertheless, each assessment will take into account any modified terms and will be comprehensive to ensure appropriate impairment assessment. If individual impairment is identified, management will either hold specific reserves on the amount of impairment, or if the loan is collateral dependent, write down the carrying amount of the asset to the net realizable value of the collateral.
Form 10-Q for the Period Ended March 31, 2010
Management’s Discussion and Analysis
Business Line Review
Non-Strategic, page 63
7.	We note your response to comment 21 of our previous letter dated May 18, 2010 regarding your historical presentation of repurchase-related costs on your Statements of Operations. In light of the potential confusion over the presentation of these repurchased-related amounts between non-interest income and non-interest expense as the situation has developed and as discussed in your response, tell us how you consider whether it would be more transparent for you to retroactively reclassify these amounts into a single line item and accompany that presentation with appropriate narrative disclosures in your future filings.
Response:
As noted by the Staff, FHN has historically presented charges related to repurchase obligations for junior lien consumer mortgage loan sales in noninterest income while similar charges arising from first lien mortgage originations and sales through the legacy national mortgage banking business have been reflected in noninterest expense. We believe that the initial presentation was transparent as the charges related to junior lien consumer mortgage repurchase obligations were segregated and clearly disclosed in MD&A, particularly in Table 4 — Other Income on page 71 of our second quarter Form 10-Q. However, in response to the Staff’s concerns, we will retroactively reclassify the charges recorded in noninterest income into noninterest expense beginning with our third quarter 2010 Form 10-Q and include appropriate accompanying disclosures.
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As requested in the letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K, the March 2010 Form 10-Q, and the June 2010 Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K, the March 2010 Form 10-Q, and the June 2010 Form 10-Q;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please feel free to call me at (901)537-1969 if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Very truly yours,
/s/ Jeff L. Fleming
Jeff L. Fleming
Executive Vice President and Corporate Controller